EXHIBIT 21

SUBSIDIARIES OF CBRE GROUP, INC.
AT DECEMBER 31, 2023
The following is a list of subsidiaries of CBRE Group, Inc. (the “Company”) as of December 31, 2023, omitting subsidiaries which, considered in the aggregate as if they were a single subsidiary, would not constitute a significant subsidiary.

State (or Country) of Incorporation
Name

CBRE Services, Inc.	Delaware
CBRE, Inc.	Delaware
CBRE Holdco, Inc.	Delaware
CBRE Holdings, LLC	Delaware
CBRE Partner, Inc.	Delaware
CBRE Capital Markets, Inc.	Texas
CBRE Holdings Limited	United Kingdom
CBRE Limited	United Kingdom
Turner & Townsend Holdings Limited	United Kingdom
CBRE Global Acquisition Company	Luxembourg
Relam Amsterdam Holdings B.V.	The Netherlands
Acquisition Company Finance Limited	United Kingdom
CBRE US Liftco, LLC	Delaware